

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 22, 2008

Mail Stop 7010

Kelly Tacke
Vice President – Finance, Chief Financial Officer and Secretary
Palm Harbor Homes, Inc.
15303 Dallas Parkway, Suite 800
Addison, Texas 75001

Re: Palm Harbor Homes, Inc.
Form 10-K for Fiscal Year Ended March 30, 2007
File No. 0-24268

Dear Ms. Tacke:

We have reviewed your response letter dated April 9, 2008 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

1.   We note your response to prior comment 2 and your proposed revisions to your liquidity disclosure. Your revised disclosure should identify and present all material covenants. For example, you should present the ratio of loan to collateral value and the minimum liquidity amounts. You should discuss how your calculated ratios and minimum levels compare to the covenant thresholds. Please revise accordingly.

Note 3. Inventories, page 41

2.   We note your response to prior comment 3 and your added policy note for inventory in the supplemental exhibit to your response. It appears to us that your

critical accounting policy disclosure appears to be too general in nature to provide investors with sufficient information about management's insights and assumptions with regard to how you determine fair value of your inventory and any related impairments and write-offs. Please revise your policy note to disclose the following:

- Please expand your disclosures to describe the steps that you perform to review each component of inventory for recoverability.
- Please include significant assumptions used in determining fair value. For example, please disclose the estimated average selling prices and the average sales rate by product type in arriving at fair value since these assumptions are subject to change and materially impact your impairment analysis under SFAS 144.
- Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods.

Please provide these revised disclosures supplementally in your response so we may see what any future disclosure revisions will look like.

Note 5. Consumer Loans Receivable and Allowances for Loan Losses, page 42

3.   We note your response to prior comment 5 with regards to the loans receivables concentrated in Texas, California, Florida and Arizona. Your revised disclosure provides the percentages of loans outstanding in these markets compared to total loans outstanding but have not provided a narrative discussing the overall impact of these loans. In this regard, please revise to discuss the economic weaknesses experienced in each of these markets as a result of the decline in real estate values, how the decline in these states has impacted your loan portfolio and related allowance and how you plan to mitigate any risk to reduce your exposure to these concentrations and the recent decline in the real estate market.

        You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                Terence O'Brien
                                Branch Chief